October 17, 2012
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Stephen G. Krikoriam, Accounting Branch Chief
Tamara Tangen, Staff Accountant

	Re:	Ellie Mae, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-35140

Dear Ladies and Gentlemen:
The following is in response to the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ellie Mae, Inc. (the “Company”) dated October 2, 2012. The Staff's comment is included for reference, along with the Company's response to the comment.
Form 10-K for Fiscal Year Ended December 31, 2011
Consolidated Financial Statements
Note 2 - Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 63

1.
We note that subscription services and usage-based fee arrangements involve multiple elements that qualify as separate units of accounting. Please explain why you believe that the monthly base fee and the usage-based fee represent separate deliverables. That is, describe the underlying deliverable for each of these fees. Further, explain why you believe that each deliverable has value to the customer on a standalone basis. See ASC 605-25-25-5. Your response should address how your conclusion considered your inability to support fair value of each deliverable using VSOE or TPE. That is, clarify whether you sell or a third party sells each deliverable separately. Explain why each deliverable has standalone value without a market. In addition, describe in greater detail the basis for establishing BESP for each deliverable.

Stephen G. Krikoriam United States Securities and Exchange Commission	October 17, 2012

In response to the Staff's comment, the Company respectfully submits that the Company does not consider the base fees and usage fees to be separate units of accounting because both base fees and usage fees are earned from the customer using Encompass software to close loan transactions. The concept of combined monthly base fees and usage fees is unique to success basis contracts associated with sale of the Company's Encompass software. Under these contracts, base fees represent a fixed monthly minimum usage fee that entitles the customer to use the Encompass software to close a contractually determined number of loans per month. Loans closed in excess of the contractually determined monthly minimum are assessed additional usage charges, which we refer to as “usage fees,” which amounts are variable and are determined based on the number of loans closed by the customer each month exceeding the minimum included in the base fee amount.
The Company notes to the Staff that its disclosure on page 63 of its Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), which states, “Monthly base fees are recognized as the service is performed and additional amounts arising from closed loans are recognized when the loans close,” is designed to explain this distinguishing factor between the fixed nature of the base fees as compared to the variable nature of usage fees. Later in the same disclosure, the Company states, “In general, the Company recognizes revenue for monthly fees, including monthly base fees, on a straight-line basis over the contractual subscription period commencing on the date the services are made available to the customer. Usage-based fees, that are determined monthly based on closed loans or other metrics, are recognized in the month following when the loans close.” These statements are also meant to summarize the fixed versus variable nature of base fees and usage fees, as well as provide clarification as to the timing of when base fee revenue and usage fee revenue are recognized. The fixed nature of base fees results in a revenue recognition pattern similar to a subscription. In contrast, usage fees can only be determined after the customer reports the number of closed loans above the monthly minimum. Accordingly, usage fee revenue is recognized as soon as information is available indicating that a loan has closed, and is generally reported to the Company by the customer in the following month. In each case, the underlying deliverable is the same - the availability of Encompass software to process customer loans.
The Company respectfully advises the Staff that it believes the guidance in ASC 605-25-25-5 is only applicable to base fees and usage fees when additional elements exist. These additional elements generally consist of implementation services and customer training. The Company has determined that stand-alone value exists for its hosted Encompass software, implementation services and training because each element is sold separately. In addition, implementation services are also provided by other vendors. As disclosed in Note 2 to the Consolidated Financial Statements in the Form 10-K, the Company allocates consideration to each element using best estimated selling price (“BESP”) (i) since the Company has not historically priced its software and services within a narrow range, (ii) since the Company does not have sufficient visibility into the pricing practices of other vendors, including third party implementation consultants and (iii) due to differences in features and functionality of the Company's products and services as compared to the offerings of other vendors.
When establishing BESP, the Company reviews company specific factors used to determine list price and makes adjustments as appropriate to reflect current market conditions and pricing behavior. The Company's process for establishing list price includes assessing the cost to provide a particular product or service, surveying customers to determine market expectations, analyzing customer demographics and taking into account similar products and services historically sold by the Company. The Company continues to review the factors used to establish list price and adjusts BESP

Stephen G. Krikoriam United States Securities and Exchange Commission	October 17, 2012

as necessary. The Company also has a cross functional team, which includes members of senior management, that provides oversight of the Company's pricing policies.
The Company will undertake to provide additional disclosure in Note 2 to the Consolidated Financial Statements in future filings with the Commission to clarify the fact that base fees and usage fees are not separate units of accounting, in a manner substantially similar as follows:
“Alternatively, customers can elect to pay on a per closed loan, or success, basis. Success basis contracts generally have a term of two to three years and are subject to monthly base fees, which enable customers to close loans up to a contractually agreed to minimum number of transactions, and additional closed loan fees, which are assessed for loans closed in excess of the minimum. Revenue is earned from both base fees and additional closed loan fees as the result of the customer's usage of Encompass software. Monthly base fees are recognized over the respective monthly service period as the software is utilized. Additional closed loans fees are recognized when the loans are reported as closed.”
Additionally, the Company will undertake to provide additional disclosure in Note 2 to the Consolidated Financial Statements in future filings with the Commission to describe in greater detail the basis for establishing BESP, in a manner substantially similar as follows:
“When establishing BESP, the Company reviews company specific factors used to determine list price and makes adjustments as appropriate to reflect current market conditions and pricing behavior. The Company's process for establishing list price includes assessing the cost to provide a particular product or service, surveying customers to determine market expectations, analyzing customer demographics and taking into account similar products and services historically sold by the Company. The Company continues to review the factors used to establish list price and adjusts BESP as necessary.”
* * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen G. Krikoriam United States Securities and Exchange Commission	October 17, 2012

If you have any further comments or questions, please direct them to my attention. My telephone number is (925) 227-7010 and my e-mail address is matt.lavay@elliemae.com.

Very truly yours,

Ellie Mae, Inc.

By:	/s/ Matthew LaVay
Matthew LaVay
Vice President, Controller